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8/23/04

SECURITIE[...]SSION

04013240

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51583

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 23 2004
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S.G. Martin Securities LLC

OFFICIAL USE ONLY

FIRM ID NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Koshers & Co

(Name — if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
OCT 04 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

S. G. MARTIN SECURITIES LLC

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

DECEMBER 31, 2003

KOSHERS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STEPHEN KOSHERS, C.P.A.
MITCHELL H. KOSHERS, C.P.A
JOSEPH CIPOLLONE, C.P.A.
BRYAN KOSHERS, C.P.A.

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors of
S. G. Martin Securities LLC

We have audited the accompanying statement of financial condition of S. G. Martin Securities LLC as of December 31, 2003 and the related statements of operations, stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of S. G. Martin Securities LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented to comply with the requirements of Rule 17a-5 of the Securities and Exchange Commission and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Koshers & Company

February 21, 2004
Merrick, New York

1094 MERRICK AVENUE • MERRICK, NEW YORK 11566 • (516) 481-1515 • FAX (516) 481-1784

S. G. MARTIN SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Current Assets		
Cash and Cash Equivalents	$	10,242
Receivables From Brokers		254,054
Securities Owned:		
Marketable - at market value		121,607
Not Readily Marketable - At Estimated Fair Value		-0-
Prepaid Expenses and Other Current Assets		6,400
		392,303
Other Assets		
Deposits		6,800
Total Assets	$	399,103

See Notes To Financial Statements.

Exhibit A-1

S. G. MARTIN SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

LIABILITIES & MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses	$	162,302
MEMBER'S EQUITY		
Accumulated (Deficit) (Exhibit C)		236,801
	$	399,103

See Notes To Financial Statements.

Exhibit B

S. G. MARTIN SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES	
Commissions	$ 406,942
Realized Gain On Firm Trading Investments	232,407
Interest and Other Income	180,899
	820,248
EXPENSES	
Salaries - Trading	239,973
- Administration	26,342
Employee Payroll Taxes	25,104
Clearing, Commissions and Brokerage Charges	406,055
Regulatory Fees and Expenses	21,797
Occupancy Costs - Rent	12,480
- Utilities and Taxes	6,492
Office, Administrative and Other Operating	89,452
Professional Fees	34,124
Communication	17,005
	878,824
NET INCOME	$ (58,576)

See Notes to Financial Statements.

Exhibit C

S. G. MARTIN SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

Balance - January 1, 2003	$ 225,673
Net Income	(58,576)
Capital Contributions	74,239
Draw	(4,535)
Balance - December 31, 2003 (Exhibit A)	$ 236,801

See Notes To Financial Statements.

Exhibit D

S. G. MARTIN SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ (58,576)
Adjustments To Reconcile Net (Loss) To Net Cash Provided By Operating Activities:	
Changes In Operating Assets And Liabilities:	
(Increase) Decrease In:	
Receivables from Brokers	(58,936)
Securities Owned	(54,094)
Prepaid Expenses And Other	(6,150)
Increase (Decrease) In:	
Accounts Payable And Accrued Expenses	115,785
Cash Flows From Financing Activities	
Proceeds From Contributions To Additional Paid-In Capital	69,704
Decrease In Cash And Equivalents	7,733
Cash And Cash Equivalents - Beginning	2,509
Cash And Cash Equivalents - End	$ 10,242

See Notes To Financial Statements.

S. G. MARTIN SECURITIES LLC
SUPPLEMENTARY INFORMATION - COMPUTATION OF
NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Computation of Net Capital		
Total Stockholder's Equity Qualified For Net Capital		$ 236,801
Deductions		
Other		13,200
Net Capital Before Haircuts		223,601
Haircuts On Securities		
Other Securities		18,241
Undue Concentration		7,371
		$ 197,989
Computation Of Basic Net Capital Requirement		
Computation Of Aggregate Indebtedness - Total Liabilities	162,302	
Aggregate Indebtedness	162,302	
Minimum Net Capital Requirement - 6.67% of Adjusted Aggregate Indebtedness	10,820	
Net Capital Requirement		100,000
Net Capital In Excess Of Requirement		97,989
Ratio Of Aggregate Indebtedness To Net Capital		82.00%

There were no material differences noted between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 as reported above and as contained in the unaudited FOCUS report dated December 31, 2003, as filed by the Company.

S. G. MARTIN SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1- ORGANIZATION

S. G. Martin Securities LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company commenced brokerage operations on November 24, 1999, the date on which it became an NASD member firm. The Company is wholly-owned by Westwind Holdings LLC("Holdings").

The Company executes principal and agency transactions in listed and over-the-counter securities, makes markets in over-the-counter equities and engages in investment banking activities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a settlement-date basis.

Securities owned are carried at market value with unrealized gains and losses reflected in income. Securities positions consist entirely of publicly traded equities.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 3 - INCOME TAXES

As a single member LLC, the Company files income tax returns in combination with Holdings. The combined entity is not subject to federal or state income taxes. The members of Holdings report their proportionate share of membership taxable income or loss in their respective income tax returns.

NOTE 4 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories. The Company maintains all inventory positions at its clearing firm.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers and for its own account. If counter-parties fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $ 197,989 which is $ 97,989 in excess of its required net capital of $ 100,000. The Company's net capital ratio of aggregate indebtedness to net capital was 82.00%.

KOSHERS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STEPHEN KOSHERS, C.P.A.
MITCHELL H. KOSHERS, C.P.A.

JOSEPH CIPOLLONE, C.P.A.
BRYAN KOSHERS, C.P.A.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To The Board of Directors of
S. G. Martin Securities LLC

In planning and performing our audit of the financial statements of S. G. Martin Securities LLC for the year ended December 31, 2003 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)11 and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1094 MERRICK AVENUE • MERRICK, NEW YORK 11566 • (516) 481-1515 • FAX (516) 481-1784

Because of the inherent limitation in any internal control structure, errors, irregularities, or instances of noncompliance may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control structure and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Koshers & Company

February 21, 2004
Merrick, New York